Mail Stop 3561

December 16, 2008

Joseph M. Redling
Chief Executive Officer
NutriSystem, Inc.
300 Welsh Road
Building 1, Suite 100
Horsham, Pennsylvania 19044

> **Re: NutriSystem, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2008**
> **File No. 000-28551**

Dear Mr. Redling:

      We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in detail sufficient for an understanding of your disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business, page 3

1.   Please disclose for each of the last three fiscal years the amount of revenue generated by any class of similar products or services that accounted for 10% or more of the company's revenues. See Item 101(c)(1)(i) of Regulation S-K.

2.   We note the disclosure in Management's Discussion and Analysis of Financial Condition and Results of Operations that the company is in the process of developing a line of frozen foods. Please provide a discussion of that program in the Business description. See Item 101(c)(1)(ii) of Regulation S-K.

Our Products and Services, page 5

3.   In an appropriate place under Item 1, please provide a discussion of the company's relationships with its vendors and suppliers, including how such relationships are structured, how such relationships can be terminated and whether the company is reliant on one or more suppliers for a significant portion of its products. In this regard, we note the disclosure in Note 2 to the Financial Statements regarding the company's dependence on certain suppliers.

Fulfillment, page 7

4.   We note the disclosure on page six that approximately 90% of the company's fulfillment was handled by an outsourced provider. Please describe the terms of the relationship with the outsourced provider, including whether there is a written agreement between the company and the outsourced provider and how the relationship can be terminated.

Seasonality, page 9

5.   Please quantify the extent to which the company's business is seasonal.

Item 1A. Risk Factors, page 11
"If we pursue competitive advertising …" page 13

6.   Please provide a brief description of what you mean by "competitive advertising."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Background, page 24

7.   In your discussion of the "challenging environment" facing the company in 2008, please quantify the amounts the company expects to spend on marketing in order to increase reactivation revenue.

8.   Please also explain what you mean by "capitalizing on all efficiencies."

Definitive Proxy Statement on Schedule 14A
Compensation of Directors, page 14

     9.   In the third paragraph on page 15, you disclose that prior to March 2008, each non-employee director received an annual equity grant of $25,000; however, it does not appear that this grant is reflected in the table on page 14 even though each grant is fully vested on the date of grant. Please either include such information in the table or advise us as to why such amounts are not included.

Executive Compensation, page 17
Compensation Discussion and Analysis, page 17
Components, page 17

     10.   Please provide a discussion of how the company determines the appropriate "mix" of compensation elements among salary, cash bonus and long-term incentives. See Item 402(b)(2)(i) of Regulation S-K.

     11.   We note the disclosure that during 2007, compensation arrangements were established such that executive officers were paid "at or above market." Please substantially expand this disclosure to provide discussion and analysis of how the committee established what the "market" for compensation is, whether or not the committee engaged in "benchmarking" with respect to the market, how the new levels of compensation were determined, whether the "mix" of compensation was altered as a result of the market analysis and any other factors that were material to the committee's decision to increase compensation packages for the named executive officers.

     12.   With respect to cash bonuses, please disclose the formula used in determining the aggregate bonus pool, the earnings target necessary for payment of bonuses, the "certain operational objectives" that must be met in order for bonuses to be made. For bonuses paid in 2007, please disclose whether the targets and objectives were met and whether the committee exercised and any positive or negative discretion with respect to the bonus amounts paid to the named executive officers.

     13.   We note the disclosure on page 18 that the company entered into employment agreements with two named executive officers hired in 2007. Please provide additional discussion and analysis with respect to these agreements, including how minimum salary and bonus requirements were determined and how they fit in with the company's overall compensation objectives.

     14.   Please provide additional disclosure regarding the restricted stock grants made to named executive officers in 2007, including what the amounts were, how such amounts were determined and how such grants fit in with the increase in overall compensation previously discussed on page 17.

Chief Executive Compensation, page 18

15.	Please provide additional disclosure as to why Mr. Hagan declined salary increases, bonuses and restricted stock awards given that it appears his compensation is significantly below similarly situated executives.

Other Compensation Considerations, page 18

16.	Please expand the discussion of the payments to be made upon a termination of employment to include details regarding the "certain" conditions under which such payments are made and how the amounts to be paid and the conditions were determined.

Summary Compensation Table, page 20

17.	We note the disclosure in footnote four to the table that the company has agreed to pay housing expenses for Mr. Redling. Please discuss the decision to pay housing expenses for certain of the named executive officers in the compensation discussion and analysis, including why such decision was made and how the amounts and duration were determined.

Grants of Plan-Based Awards Table, page 21

18.	We note the disclosure in footnotes three and four to the table regarding restricted share grants made to Mr. Redling. Please add a discussion of these grants to the compensation discussion and analysis, including but not limited to, a definition of adjusted earnings per share, how the amount and terms of the grants were determined and how such grants fit in with the company's overall compensation objectives.

Employment Agreements, page 26

19.	We note the disclosure on page 18 that there are no agreements with any of the named executive officers to make payments upon a change of control. This statement appears to be inconsistent with the disclosure on page 26 that in the event of a change of control Mr. Redling is entitled to a lump sum retention cash payment equal to 30 months of his base salary. Please revise the discussion in the compensation discussion and analysis to reflect this agreement (and those with other named executive officers) and to provide the information required by Item 402(b)(2)(xi) of Regulation S-K.

20.	We note the disclosure in the first full paragraph on page 27 that Mr. Redling's performance stock grant was revised to provide for earlier vesting based on achievement of certain performance goals. Please include a discussion of this

> change, including the performance goals that were achieved in the compensation discussion and analysis for 2008.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director